CONSENT OF INDEPENDENT AUDITORS

          We consent to the use of our report dated March 27, 2006 (except as to Note 17 which is as of June 26, 2006), with respect to the consolidated financial statements of Augusta Resource Corporation as at and for the year ended December 31, 2005 included in this Registration Statement on Form 40-F, filed with the U.S. Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Accountants
Vancouver, British Columbia, Canada

July 6, 2006